                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                (Amendment No. 3)

                            JOHNSTON INDUSTRIES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $.10 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   361719 10 7
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                      Estate of David L. Chandler, Deceased
                               c/o John Rau, Esq.
                        Gunster, Yoakley & Stewart, P.A.
                  777 South Flagler Drive, Suite 500 East Tower
                         West Palm Beach, Florida 33401
                                 (561) 655-1980
--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                  MAY 10, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.



                               Page 1 of 5 Pages

                               AMENDMENT NO. 3 TO
                                  SCHEDULE 13D

CUSIP NO. 361719 10 7                                          Page 2 of 5 Pages
--------------------------------------------------------------------------------

  (1)     NAMES OF REPORTING PERSONS

          Estate of David L. Chandler, deceased

          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [   ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS                                        Not Applicable

          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEM 2(d) or 2(e)                                   [   ]

          N/A

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
          State of Florida

          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                    0
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                     0
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                   0
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                               0
                       --------------------------------------------------------

  (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          0

         ---------------------------------------------------------------------

 (12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                          [   ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0.0%

          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON

          OO

          ---------------------------------------------------------------------

                               AMENDMENT NO. 3 TO
                                  SCHEDULE 13D

CUSIP NO. 361719 10 7                                          Page 3 of 5 Pages
--------------------------------------------------------------------------------

  (1)     NAMES OF REPORTING PERSONS

          Allyn P. Chandler

          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [   ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS                                        Not Applicable

          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEM 2(d) or 2(e)                                   [   ]

          N/A

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
          State of Florida

          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                    0
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                     0
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                   0
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                               0
                       --------------------------------------------------------

  (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          0

         ---------------------------------------------------------------------

 (12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                          [   ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0.0%

          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON

          OO

          ---------------------------------------------------------------------

                               AMENDMENT NO. 3 TO
                                  SCHEDULE 13D

CUSIP NO. 361719 10 7                                          Page 4 of 5 Pages
--------------------------------------------------------------------------------

  (1)     NAMES OF REPORTING PERSONS

          Ann P. Chandler

          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [   ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS                                        Not Applicable

          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEM 2(d) or 2(e)                                   [   ]

          N/A

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
          State of Florida

          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                    0
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                     0
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                   0
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                               0
                       --------------------------------------------------------

  (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          0

         ---------------------------------------------------------------------

 (12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                          [   ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0.0%

          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON

          OO

          ---------------------------------------------------------------------

                         AMENDMENT NO. 3 TO SCHEDULE 13D

         This Amendment No. 3 amends and supplements the Statement on Schedule 13D filed with the Commission on March 12, 1999, and all subsequent amendments. The items of the Schedule 13D referred to below are amended and supplemented by the addition of the information indicated.

Item 5. INTEREST IN SECURITIES OF THE ISSUER, is amended in its entirety to read as follows:

           a.-b. As of the date of this report, none of the Estate, Ann Chandler and Allyn Chandler holds any sole or shared voting or investment power with respect to any shares of the issuer.

           c. JI Acquisition Corp., an unaffiliated entity, has reported that on May 10, 2000, it (a) acquired 90.8% of the issued and outstanding shares of the issuer at price of $3.00 per share through a tender offer and additional purchases and (b) completed a short-form merger in which the remaining shares of the issuer were converted into the right to receive $3.00 per share.

           d. Not applicable.

           e. As of May 10, 2000, the Estate, Ann Chandler and Allyn Chandler ceased to be the beneficial owners of more than five percent of the issuer's common stock.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  July 17, 2000


                                         Estate of David L. Chandler, Deceased



                                         By: /s/ Allyn P. Chandler
                                             -----------------------------------
                                             Allyn P. Chandler,
                                             Co-Personal Representative



                                         /s/ Allyn P. Chandler
                                         ---------------------------------------
                                         Allyn P. Chandler


                                         /s/ Ann P. Chandler
                                         ---------------------------------------
                                         Ann P. Chandler




                               Page 5 of 5 Pages